Exhibit 99




                        SUNGROUP, INC. AND SUBSIDIARIES

                       Consolidated Financial Statements
                           December 31, 1996 and 1995

                        SUNGROUP, INC. AND SUBSIDIARIES

                               TABLE OF CONTENTS

                                                                          PAGE
--------------------------------------------------------------------------------

INDEPENDENT AUDITOR'S REPORT                                                1


FINANCIAL STATEMENTS

  Consolidated statement of operations                                      2

  Consolidated balance sheet                                                3

  Consolidated statement of changes in stockholders' deficit                4

  Consolidated statement of cash flows                                      5

  Notes to consolidated financial statements                                6

                     [LETTERHEAD OF GEORGE S. OLIVE & CO.]


                          INDEPENDENT AUDITOR'S REPORT


The Board of Directors and Stockholders
SunGroup, Inc. and Subsidiaries
Indianapolis, Indiana


We have audited the accompanying consolidated balance sheet of SunGroup, Inc. and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of operations, changes in stockholders' deficit and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of SunGroup, Inc. and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for the years then ended, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Corporation will continue as a going concern. The Corporation has deficit equity and negative working capital at December 31, 1996, and will not have sufficient cash flow to service its debt obligations as they are currently scheduled to mature. Management's plans in regard to these matters are described in the notes to the financial statements. However, the actual outcome of these plans or the ability to obtain alternative sources of financing cannot presently be determined. Accordingly, there is substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.



/S/ GEO. S. OLIVE & CO., LLC
----------------------------
Indianapolis, Indiana
March 11, 1997

                        SUNGROUP, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENT OF OPERATIONS


 YEAR ENDED DECEMBER 31                      1996            1995
---------------------------------------------------------------------
Gross Revenues                           $8,950,038       $8,996,654
  Agency commissions                       (986,139)        (954,552)
                                         ----------------------------
                                          7,963,899        8,042,102
                                         ----------------------------
Expenses
  Technical and programming               2,092,683        2,030,830
  Selling, general and administrative     5,107,501        5,464,741
                                         ----------------------------
                                          7,200,184        7,495,571
                                         ----------------------------
Income From Operations                      763,715          546,531
                                         ----------------------------

Other Income (Expense)
  Gain (loss) on disposal of assets         640,355          (15,026)
  Income from tower relocation              864,450                -
  Interest expense                         (289,400)        (611,384)
  Other                                     190,191            7,907
                                         ----------------------------
                                          1,405,596         (618,503)
                                         ----------------------------

Income (Loss) Before Income Taxes and
 Extraordinary Item                       2,169,311          (71,972)

Income Taxes (Benefit)                      972,071       (1,222,884)
                                         ----------------------------

Income Before Extraordinary Item          1,197,240        1,150,912

Extraordinary Gain From Debt
 Extinguishment, net of income taxes of
 $729,642 in 1996                         8,578,057          180,285
                                         ----------------------------

NET INCOME                               $9,775,297       $1,331,197
                                         ============================

Income Per Common Share
  Income before extraordinary item       $      .09       $      .09
  Extraordinary item                            .64              .01
                                         ----------------------------

  Net income                             $      .73       $      .10
                                         ============================

Weighted average number of common and
 common equivalent shares outstanding    13,340,406       13,173,821


See notes to consolidated financial statements.

                        SUNGROUP, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEET


DECEMBER 31                                            1996          1995
------------------------------------------------------------------------------
                    ASSETS
CURRENT ASSETS
  Cash and cash equivalents                        $   551,750    $   334,674
  Accounts receivable, less allowances of
    $67,500 and $38,888                              1,638,889      1,329,392
  Income taxes receivable                               61,000              -
  Prepaid expenses and other current assets            192,813         93,385
  Deferred income taxes                                      -      1,288,621
                                                   ---------------------------
    Total current assets                             2,444,452      3,046,072

PROPERTY, PLANT AND EQUIPMENT, net                   1,645,180      1,733,138
                                                   ---------------------------

OTHER ASSETS
  Intangible assets                                  6,133,910      7,413,222
  Other assets                                          14,524         16,768
                                                   ---------------------------
                                                     6,148,434      7,429,990
                                                   ---------------------------

                                                   $10,238,066    $12,209,200
                                                   ===========================

    LIABILITIES AND STOCKHOLDERS' DEFICIT
CURRENT LIABILITIES
  Current maturities of long-term debt             $ 2,898,430    $ 9,466,026
  Accounts payable and accrued expenses                921,313        473,468
  Accrued interest payable                              16,085      3,214,510
                                                   ---------------------------
    Total current liabilities                        3,835,828     13,154,004
                                                   ---------------------------

LONG-TERM DEBT                                       7,538,217      9,968,317
                                                   ---------------------------

DEFERRED INCOME TAXES                                   94,193         92,348
                                                   ---------------------------

STOCKHOLDERS' DEFICIT
  Common stock-no par value
    Authorized-30,000,000 shares
    Issued and outstanding-6,543,700 and
    6,442,099 shares                                 3,770,639      3,770,639
  Additional paid-in capital                         5,969,195      5,969,195
  Retained deficit                                 (10,970,006)   (20,745,303)
                                                   ---------------------------
                                                    (1,230,172)   (11,005,469)
                                                   ---------------------------

                                                   $10,238,066    $12,209,200
                                                   ===========================

See notes to consolidated financial statements.

                        SUNGROUP, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' DEFICIT


                                          COMMON STOCK            ADDITIONAL
                                      --------------------         PAID-IN       RETAINED       STOCKHOLDERS'
                                      SHARES        AMOUNT         CAPITAL        DEFICIT          DEFICIT
-------------------------------------------------------------------------------------------------------------
Balance, January 1, 1995            6,442,099     $3,770,639     $5,969,195    $(22,076,500)    $(12,336,666)

  Net loss                                                                        1,331,197        1,331,197
                                    -------------------------------------------------------------------------

Balance, December 31, 1995          6,442,099      3,770,639      5,969,195     (20,745,303)     (11,005,469)

  Warrants exercised for $0.11
   in total                           101,601
  Net income                                                                      9,775,297        9,775,297
                                    -------------------------------------------------------------------------

Balance, December 31, 1996          6,543,700     $3,770,639     $5,969,195    $(10,970,006)    $ (1,230,172)
                                    =========================================================================

See notes to consolidated financial statements.

                        SUNGROUP, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENT OF CASH FLOWS


YEAR ENDED DECEMBER 31                                 1996          1995
------------------------------------------------------------------------------
OPERATING ACTIVITIES
  Net income                                        $9,775,297     $1,331,197
  Reconciliation of net income to net cash
   provided by operating activities
    Depreciation and amortization                      689,381        747,808
    (Gain) loss on disposal of assets                 (640,355)        34,458
    Net expense from barter transactions                92,851         40,478
    Extraordinary gain from debt extinguishment     (9,307,697)      (180,285)
    Income from tower relocation                      (664,450)             -
    Deferred income taxes                            1,290,466     (1,274,489)
    Changes in
      Accounts receivable                                9,749        (93,767)
      Income tax receivable                            (61,000)             -
      Prepaid expenses and other current assets       (122,400)        (6,419)
      Accounts payable and accrued expenses            250,934         53,027
      Interest payable                                  16,659        262,861
      Other assets                                       2,244          3,356
                                                    --------------------------
      Net cash provided by operating activities      1,331,679        918,225
                                                    --------------------------

INVESTING ACTIVITIES
  Purchase of property and equipment                  (160,558)      (135,181)
  Purchase of intangible asset                        (150,000)             -
  Proceeds from sale of assets                       2,101,038          1,250
                                                    --------------------------
      Net cash provided (used) by investing
       activities                                    1,790,480       (133,931)
                                                    --------------------------

FINANCING ACTIVITY-repayments oflong-term debt      (2,905,083)      (813,009)
                                                    --------------------------

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS       217,076        (28,715)

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR           334,674        363,389
                                                    --------------------------

CASH AND CASH EQUIVALENTS, END OF YEAR              $  551,750     $  334,674
                                                    ==========================

SUPPLEMENTAL CASH FLOWS INFORMATION
  Interest paid                                     $  226,102     $  344,361
  Income taxes paid                                    216,775         11,605

NON-CASH TRANSACTIONS
  Property and equipment acquired in barter
   transactions                                              -         40,474
  Accrued interest added to note                        11,474         11,164
  Accounts payable funded by buyer                     192,214              -


See notes to consolidated financial statements.

                    SUNGROUP, INC. AND SUBSIDIARIES
               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


  NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS
The Corporation's business is the operation of commercial radio stations. At December 31, 1996, the Corporation owned and operated six radio stations, AM and FM, in Louisiana, Texas, and New Mexico. Each radio station is licensed with the Federal Communications Commission, with each license required to be renewed every seven years. The Corporation grants credit to customers, substantially all of whom are located in the same area as the radio stations.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates are used when accounting for allowance for doubtful accounts, depreciation and amortization, taxes and contingencies.

CONSOLIDATION
The consolidated financial statements include the accounts of SunGroup, Inc. and its wholly-owned subsidiaries (collectively, the "Corporation"). All significant intercompany transactions and balances have been eliminated.

CASH AND CASH EQUIVALENTS
Cash and cash equivalents consist of bank deposits in federally insured accounts. At December 31, 1996, the Corporation's cash accounts exceeded federally insured limits by approximately $235,000.

For purposes of the statement of cash flows, the Corporation considers all highly liquid debt instruments, if any, purchased with an original maturity of three months or less to be cash equivalents.

INTANGIBLE ASSETS
Intangible assets represent the excess of the cost to acquire radio station assets over the sum of the fair values of the net tangible assets acquired. The excess of the cost over the fair values of assets acquired is allocated to goodwill and the broadcast license and is amortized over 25 years using the straight-line method.

PROPERTY AND EQUIPMENT
Property and equipment are stated at cost, and depreciation is computed on a straight-line basis using estimated lives as follows:

--------------------------------------------------------------------------------

Buildings                                                               20 years
Broadcast equipment                                                   5-10 years
Furniture and fixtures                                                  10 years
Transportation equipment                                                 3 years
Leasehold improvements                                             Life of lease

SUNGROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Expenditures for maintenance and repairs are charged to operations. Renewals and improvements are capitalized. The cost and the accumulated depreciation for property and equipment retired or sold are removed from the accounts and the resulting gain or loss is included in other income.

INCOME TAXES
Income taxes in the consolidated statement of operations include deferred income tax provisions for all significant temporary differences in recognizing income and expenses for financial reporting and income tax purposes. The Corporation files a consolidated federal income tax return.

REVENUE RECOGNITION
Revenue is recognized as advertising time is aired by the Corporation's radio stations. Barter transactions are recorded at the estimated fair value of the product or service received.

NET INCOME OR LOSS PER SHARE
Earnings per common and common equivalent share were computed by dividing net income by the weighted average number of common stock and common stock equivalents outstanding during the year. The warrants have been considered to be the equivalent of common stock, and as such, increased the number of common shares. The stock options, however, have not been added to the number of common shares because the market price of the common stock does not exceed the exercise price of the options. The increase in the number of common shares was reduced by the number of common shares that are assumed to have been purchased with the proceeds from the exercise of the warrants; those purchases were assumed to have been made at the average price of the common stock. Due to the limited number of transactions involving the Corporation's stock, the average price has been determined to be $.375, the same as the year end price.


   MANAGEMENT'S PLANS

There is doubt about the Corporation's ability to maintain adequate liquidity. Although cash flows from operating activities have been positive for the past five years, the Corporation was unable to generate sufficient cash flows to service its capital expenditures and debt obligations. Management has implemented a program to reduce expenditures and increase operating profit. Management has also undertaken significant efforts to restructure or reduce debts through negotiations, asset sales and bankruptcy. Over the past five years, the Corporation has been able to eliminate substantial amounts of debt and accrued interest. Additionally, it has been successful in renegotiating several obligations into terms which it believes can be fulfilled.

Management plans to deal with the Corporation's weak financial condition going forward by continuing to develop a strong profit base with its current stations and focusing on the refinancing of certain previously restructured debt so it can be paid from the net cash flow expected to be generated.

SUNGROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


   PROPERTY AND EQUIPMENT


Property and equipment consist of the following:

DECEMBER 31                               1996            1995
------------------------------------------------------------------
Land                                  $   235,307     $   155,307
Buildings                                 507,177       1,022,277
Leasehold improvements                     81,406          80,003
Equipment and furnishings               2,754,641       3,225,402
Vehicles                                  138,944         181,159
                                      ----------------------------
                                        3,717,475       4,664,148
Accumulated depreciation               (2,072,295)     (2,931,010)
                                      ----------------------------

                                      $ 1,645,180     $ 1,733,138
                                      ============================


   INTANGIBLE ASSETS


Intangible assets consist of the following:

DECEMBER 31                               1996            1995
------------------------------------------------------------------
Goodwill                              $ 4,243,678     $ 4,243,678
Broadcast license                       5,236,716       6,381,505
                                      ----------------------------
                                        9,480,394      10,625,183
Accumulated amortization               (3,346,484)     (3,211,961)
                                      ----------------------------

                                      $ 6,133,910     $ 7,413,222
                                      ============================

SUNGROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

   LONG-TERM DEBT


Long-term debt consists of the following:

DECEMBER 31                                                           1996         1995
------------------------------------------------------------------------------------------
Note payable, individual, interest at 12%; semi-annual
principal payments of $37,500 due January, 1990 through
July, 1996.  The Corporation wrote off the principal and any accrued interest on the note.  There has been no contact
from the note holder in several years and under state law,
the note is no longer legally enforceable                                       $  525,000

Notes payable, three individuals, interest at 0%(a); total
principal payments of $50,000 due monthly with balloon of
$1,640,000 due January, 1998                                       $2,190,000    2,790,000

Note payable, financial institution, interest at prime plus
2%; balance was due April 28, 1990. The Corporation wrote
off the principal and any accrued interest on the note.
There has been no contact from the note holder in several
years and under state law, the note is no longer legally
enforceable                                                                      2,162,820

Note payable, FDIC, interest at prime plus 1.5%; balance was
due November, 1994                                                               3,500,000

Note payable, Partnership, interest only of $21,800 paid
monthly; balance due December 15, 1996                                           2,184,910

Note payable, broadcasting company, interest at 8%; monthly
payments of $965 including interest; balance due February,
1997                                                                                12,046

Note payable, an individual, interest at 9%; quarterly
payments of $11,453 including interest; balance was due
August, 1994. The Corporation wrote off the principal and
any accrued interest on the note.  There has been no contact from the note holder in several years and under state law,
the note is no longer legally enforceable                                          229,883

Note payable, an individual, interest at 0%(a); monthly
principal payments based on cash flow of subsidiary; balance
due August, 2002                                                      303,915      369,865

Bond payable, broadcasting company, interest at 0%(a);
principal and all accrued interest due March, 2000                               1,780,600

Note payable, a related party, interest at 2.7%; $500,000
face amount; accrued interest added to note; due January,
2003                                                                  424,135      412,661

Note payable, individual, interest at 0%(a); monthly
payments of $126; balance due February, 1998                                         3,154

Note payable, individual, interest at 9%; monthly payments
of $2,719 including interest; balance due March, 1997                               35,985

Notes payable, two individuals, interest at prime plus 1%;
monthly payments of $500 including interest; balance due
June, 1998                                                                          13,816

Note payable, bank, interest at prime plus 1%; monthly
payments of $1,520 including interest; balance due
September, 2000                                                        60,610       72,522


SUNGROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


DECEMBER 31                                                           1996         1995
------------------------------------------------------------------------------------------
Note payable, institution that is a warrant holder, interest at 0% (a); annual principal payments commenced March 1, 1995 based on Corporation's cash flow as defined; balance due
February 15, 1998; if not paid in full by that date,
interest accrues after that date at 4% above the 10-year
treasury bond equivalent rate and the number of shares
purchasable under its warrants will increase by an amount
equal to 8% of the then outstanding common stock of the
Corporation assuming that all warrants outstanding are
exercised                                                          $3,821,913   $3,873,592

Note payable, institution that is a warrant holder, interest at 0% (a); annual principal payments commenced March 1, 1995 based on Corporation's cash flow as defined; balance due
February 15, 1998; if not paid in full by that date,
interest accrues after that date at 4% above the 10-year
treasury bond equivalent rate and the number of shares
purchasable under its warrants will increase by an amount
equal to 2% of the then outstanding common stock of the
Corporation assuming that all warrants outstanding are
exercised                                                             799,655      811,023

Note payable, a foundation that is also a stock and warrant
holder, interest at 0% (a); annual principal payments
commenced March 1, 1995 based on the Corporation's cash flow as defined; balance due February 15, 1998; if not paid in
full by that date, interest accrues after that date at 4%
above the 10-year treasury bond equivalent rate and the
number of shares purchasable under its warrant will increase by an amount equal to .35% of the then outstanding common
stock of the Corporation assuming that all warrants
outstanding are exercised                                             167,427      169,714

Notes payable, three individuals, all of whom are stock and
warrant holders (one is an officer and director and one is a director), interest at 0% (a); balance is due February 15,
1998; if not paid in full by that date, interest accrues
after that date at 4% above the 10-year treasury bond
equivalent rate and the number of shares purchasable under
the warrants increase by an amount equal to .966% of the
then outstanding common stock of the Corporation assuming
that all warrants outstanding are exercised; subordinated to
the notes payable to institution and to the foundation                483,002      483,002

Note payable, financial institution, interest at 17.5%;
monthly payments of $217 including interest; balance due
October, 1997                                                           1,668        3,750

Note payable, financial institution, interest at 12.0%;
monthly payments of interest only; balance due December 15,
1997                                                                2,184,322
                                                                   ------------------------
                                                                   10,436,647   19,434,343
Current maturities                                                 (2,898,430)  (9,466,026)
                                                                   ------------------------

                                                                   $7,538,217   $9,968,317
                                                                   ========================


(a) The Corporation has restructured the terms of this note. The restructuring was accounted for under FASB Statement No. 15 and the effective rate of this note will be the restructured rate throughout its remaining term.

Substantially all assets of the Corporation and its subsidiaries as well as the stock of the subsidiaries are pledged as collateral for the above obligations.

SUNGROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


During 1995, the Corporation entered in a Loan Modification Agreement to restructure a certain note. The Modification Agreement calls for monthly interest payments with the principal and outstanding interest due on December 15, 1996. In conjunction with negotiating the loan modification, the Company issued a warrant for 250,000 shares to the creditor, exercisable at a total price of $1.00. This Loan modification Agreement was refinanced on its maturity date and the warrant expired September 15, 1996.

The Corporation had several notes payable which had been in default for a number of years and the creditors had not sought collection on these notes. Many of these notes had principal and interest payments which have been due for over six years. The Corporation has attempted to contact all of the holders of these notes in order to restructure the debt. The holders of these notes have either preferred not to negotiate with the Corporation or they will not acknowledge that they hold the debt. As the debt holder did not initiate collection procedures within the prescribed time period of the statute of limitations, the notes are no longer collectible by the creditors. During 1996, $4,567,400 of principal and accrued interest was written off as the statute of limitations had expired. This forgiveness of debt is accounted for as an extraordinary item in the consolidated statement of operations.

During 1996, the Corporation sold the assets of one of its subsidiaries. The net proceeds of $2,094,000 were applied against the note payable to the FDIC which was secured by these assets. There was a remaining balance of $2,959,700 of principal and accrued interest which was forgiven by the note holder and is also included as an extraordinary item. This subsidiary also had a bond payable to a broadcasting company in the amount of $1,780,600 which was in a secondary position. This liability has also been forgiven and is treated as an extraordinary item.

It is not practicable to estimate the fair value of long-term debt because the Corporation is unable to estimate the timing and amount of ultimate settlement of such debt. Additionally, there are no readily available market terms for debt with similar characteristics and held by a company with operating uncertainties such as the Corporation.

Future maturities of long-term debt are as follows:

YEARS ENDING DECEMBER 31
--------------------------------------------------------------------------------
1997                                                                  $2,898,430
1998                                                                   6,975,862
1999                                                                     119,308
2000                                                                      18,912
2001
Thereafter                                                               424,135
                                                                     -----------
                                                                     $10,436,647
                                                                     ===========

SUNGROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


   STOCKHOLDERS' EQUITY

During 1996, a warrant holder (who is also an officer and director) exercised a warrant for 101,601 shares for a total amount of $0.11.

No dividends can be paid by the Corporation or any of its subsidiaries due to restrictions of certain debt agreements and by function of state law.


   EXTRAORDINARY ITEM

Total debt with a carrying value of $9,307,700 (including $6,104,100 of principal and $3,203,600 in accrued interest) was written off during 1996 resulting in an extraordinary gain of $9,307,700. For $4,567,400 of this debt, the debt holder did not initiate collection procedures within the prescribed time period of the statute of limitations as specified under state law of the state in which the debt was held. The remaining $4,740,300 of the debt write off resulted from the settlement of the liabilities of a subsidiary after the sale of all its assets.


   INCOME TAXES

Income tax expense consists of tax on income (loss) before extraordinary item and tax related to the extraordinary item.

The reconciliation of income tax to the tax at the federal statutory income tax rate is as follows:


DECEMBER 31                                                1996           1995
----------------------------------------------------------------------------------
Income (loss) before income taxes and
 extraordinary item                                    $  2,169,311   $   (71,972)
Extraordinary gain before income taxes                    9,307,699       180,285
                                                       ---------------------------
Income before income taxes                             $ 11,477,010   $   108,313
                                                       ===========================

Tax expense (benefit) at statutory rate of 34%         $  3,902,183   $    36,826
Tax effect of
  State income tax (net of federal effect)                  403,803        43,386
  Nondeductible expenses                                     84,683        80,725
  Other                                                       2,451        10,752
Increase (decrease) in valuation allowance               (2,691,407)   (1,394,573)
                                                       ---------------------------

                                                       $  1,701,713   $(1,222,884)
                                                       ===========================

SUNGROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Income tax expense (benefit) consists of the following:

YEAR ENDED DECEMBER 31                              1996           1995
----------------------------------------------------------------------------
Current payable
  Federal                                       $    94,000               -
  State                                             317,247     $    51,605
                                                ----------------------------
                                                    411,247          51,605
                                                ----------------------------
Deferred
  Federal                                         1,288,621      (1,288,621)
  State                                               1,845          14,132
                                                ----------------------------
                                                  1,290,466      (1,274,489)
                                                ----------------------------

                                                 $1,701,713     $(1,222,884)
                                                ============================
Allocation of income tax expense (benefit)
  Income tax expense (benefit) resulting from
   continuing operations                         $  972,071     $(1,222,884)
  Income tax expense resulting from
   extraordinary gain                               729,642               -
                                                ----------------------------

                                                 $1,701,713     $(1,222,884)
                                                ============================

A net cumulative deferred tax (liability) and asset of $(94,193) and $1,196,273 are included in the balance sheet. The components of the net deferred tax (liability) asset are as follows:


DECEMBER 31                                      1996          1995
-----------------------------------------------------------------------
Difference in depreciation methods of
 property and equipment                    $   (8,197)     $    41,041
Difference in amortization method of
 broadcast licenses                        (1,038,521)      (1,246,930)
Allowance for doubtful accounts                22,950           13,222
Write down of land value                           -            97,353
Imputed interest on zero percent notes        181,360          414,560
State deferred taxes                           80,645          277,590
Other                                               -            2,007
Net operating loss carryforwards              694,963        4,410,230
Alternative minimum tax credit                 94,000                -
                                           ----------------------------
                                               27,200        4,009,073
Valuation allowance                          (121,393)      (2,812,800)
                                           ----------------------------

                                           $  (94,193)     $ 1,196,273
                                           ============================
Assets                                     $1,073,918      $ 5,256,003
Liabilities                                (1,046,718)      (1,246,930)
Valuation allowance                          (121,393)      (2,812,800)
                                           ----------------------------

                                           $  (94,193)     $ 1,196,273
                                           ============================

SUNGROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


The valuation allowance at December 31, 1996 is $121,393 and was decreased by $2,691,407 during the current year due to the gain and income resulting from debt forgiveness upon the sale of the Pensacola, Florida radio station in 1996.

At December 31, 1996, the Corporation has approximately $2,044,000 of federal net operating loss carryforwards, which expire in the years 2006 through 2010.


   INCENTIVE COMPENSATION PLANS

The Corporation accounts for its incentive stock option plans in accordance with Accounting Principles Board Opinion (APB) No. 25, Accounting for Stock Issued to Employees. Although the Corporation has elected to follow APB No. 25, SFAS No. 123 requires pro forma disclosures of net income and earnings per share as if the Corporation had accounted for its employee stock options under that statement. The Corporation has not made the pro forma disclosures required by SFAS No. 123 as they are not significant.

In 1986, the Corporation initiated the Key Employee Incentive Bonus Stock Option Plan for the purpose of granting options to key employees. Options granted each year are exercisable after two years and expire after ten years or upon dissolution or liquidation of the Corporation, or merger if the Corporation is not the surviving entity and there is not an express assumption by the surviving entity. Each option enables the holder to purchase one share of common stock. There were 3,200 and 3,700 options exercisable under the above Plan at December 31, 1996 and 1995, but no options had been exercised as of those dates. A summary of changes in the stock options follows:

                                                    NUMBER OF SHARES
                                                  --------------------
DECEMBER 31                                        1996          1995
----------------------------------------------------------------------
Qualified
  Outstanding at beginning of year                 5,700         5,700
  Expired                                         (2,500)

  Outstanding at end of year                       3,200         5,700

  Option price range at December 31                $3.00         $3.00
                                                     to            to
                                                   $4.00         $4.00


In addition, in 1987, a non-qualified Plan was established to grant options to certain other key organizational personnel. Each option enables the holder to purchase one share of common stock. All shares are exercisable over a ten-year period. There were 4,000 options exercisable at a price of $3 per share under this Plan at December 31, 1996 and 1995, but no options had been exercised as of those dates. These options expire in 1999.

In 1989, another member of the executive committee was granted a stock option for 10,000 shares under the same terms as the non-qualified plan at a price of $3.00 per share. The option is exercisable over a ten-year period, but had not been exercised as of December 31, 1996 and 1995.

SUNGROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


   STOCK WARRANTS

The Corporation has outstanding 4,956,050 warrants exercisable for a total price of $.89. In addition, there are an additional 1,663,812 warrants which are exercisable at a total price of $.44. All of the warrants include an anti-dilutive provision. These warrants are generally exercisable immediately upon issuance.

One lender, which is owed $4,684,615, holds 5,972,060 of these warrants, which represent approximately 45% of the Corporation's outstanding stock on a converted basis.

In 1995, 250,000 additional warrants were issued which are exercisable at a total price $1.00 based on the Loan Modification Agreement. These warrants expired during 1996.


   OTHER INCOME

The Corporation had an agreement with another broadcasting company to move the transmitter site of its Longview, Texas radio station in exchange for $200,000 cash and real and personal property of approximately $664,450. The Corporation recognized a gain of $864,450.


   COMMITMENTS AND CONTINGENCIES

The Corporation has an employment agreement with its president through May 31, 2000 which includes a provision for an annual base salary of $125,000 and annual bonuses of up to 50% of his annual salary. As part of restructuring the Corporation's debt, the president has agreed to a maximum compensation of $132,200 per year. Upon termination of the president "without cause" or if the president terminates his employment for "good reason," his salary will be continued for 24 months. The agreement provides for a death benefit to the president's estate of two and one half times the current annual base salary and a lump sum payment equal to two times the current annual base salary if he should become permanently disabled. The Corporation is not insured against either of these events. The president is also granted the option to put his stock back to the Corporation at a mutually agreed-upon fair market value.

The Corporation has employment agreements with each of the radio station general managers through December 31, 1998. These agreements provide compensation ranging from $75,000 to $120,000 plus bonus incentives based on station cash flows. The employees are eligible for insurance and benefit plans provided by the Corporation. The employees or their beneficiaries/estates are entitled to the designated payments in the event of disability, death, or a change in control of the subsidiary. The agreement terminates if employee terminates employment or if the Corporation terminates the employee. The Corporation is not insured against either the death or disability of the employees.

The Corporation and certain of its subsidiaries rent equipment and facilities under operating leases. Generally, the lease agreements require the Corporation to pay utilities, insurance and maintenance. Total rental expense for all operating leases, including short-term leases of less than one year, amounted to $174,403 in 1996 and $201,176 in 1995.

The Corporation and certain of its subsidiaries have marketing service agreements which expire between 1998 and 2000.

SUNGROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Minimum commitments under non-cancelable leases and marketing services contracts are as follows:


YEARS ENDING DECEMBER 31
--------------------------------------------------------------------------------
1997                                                                    $210,160
1998                                                                     165,385
1999                                                                     147,082
2000                                                                      92,250
2001                                                                      50,809
Thereafter                                                               171,960
                                                                        --------
                                                                        $837,646
                                                                        ========

The Corporation, in the normal course of business, is a defendant in a small number of lawsuits. Management believes that the results of such litigation will not have a materially adverse effect upon the Corporation's conduct of its business or its financial position.


   DISPOSITION

On April 17, 1995, the Federal Deposit Insurance Corporation, as Receiver for the National Bank of Washington ("FDIC"), the senior creditor for the Corporation's Pensacola, Florida property ("Pensacola Property"), filed an application seeking a receiver for the Pensacola Property and a temporary restraining order against the Corporation, the Corporation's subsidiary, SunMedia, Inc., and Colonial Broadcasting Company, Inc. in the United States District Court for the Northern District of Florida, Pensacola Division. Subsequent to the FDIC filing the receiver application, the Corporation reached an agreement with the FDIC to sell the Pensacola Property and use the proceeds to retire the Corporation's debt to the FDIC.

On July 2, 1996, the Corporation sold substantially all of the assets of the Pensacola Property. The sales price of the Pensacola Property assets was $2.3 million in cash, plus closing costs of approximately $150,000.

In conjunction with the sale of the assets of the Pensacola Property, the Corporation entered into an agreement with the FDIC, the first lien holder of the assets, on the disposition of the sale proceeds and release of its lien thereof. The FDIC received $2,094,214 from the Pensacola Property sale proceeds. The Corporation is discharged from indebtedness to the FDIC.